UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intelligent Systems Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45816D100

(CUSIP Number)

April 22, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Explanatory Note:  This Amendment is being filed to correct the number of shares owned as of April 22, 2015.

SCHEDULE 13G

CUSIP No. 45816D100

1)

Name of Reporting Person

James C. Kieffer

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	483,462(1)

6)	Shared Voting Power:	0

7)	Sole Dispositive Power:	483,462(1)

8)	Shared Dispositive Power:	0

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

483,462(1)

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

5.4%(2)

12)

Type of Reporting Person

IN

(1)  As of April 22, 2015.

(2)  Based on 8,958,028 shares of common stock outstanding as of February 15, 2015.

SCHEDULE 13G

CUSIP No. 45816D100

ITEM 1(a).

Name of Issuer.

Intelligent Systems Corporation

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

4355 Shackleford Road

Norcross, Georgia 30093

ITEM 2(a).

Names of Person Filing.

James C. Kieffer

ITEM 2(b).

Address of Principal Business Office or, if none, Residence.

Five Concourse Pkwy, Suite 2200

Atlanta, Georgia 30328

ITEM 2(c).

Citizenship or Place of Organization.

United States of America

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, par value $0.01, of Intelligent Systems Corporation

ITEM 2(e).

CUSIP Number.

45816D100

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.

Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.

Notice of Dissolution of Group.

Not Applicable.

ITEM 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 29th day of April, 2015.

/s/ James C. Kieffer

James C. Kieffer